UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 26, 2025

FACT II ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42421	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

14 Wall Street, 20th Floor New York, New York United States of America	10005
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 618-1798

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant	FACTU	Nasdaq Global Market
Class A ordinary shares, par value $0.0001 per share, included as part of the units	FACT	Nasdaq Global Market
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FACTW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

On December 1, 2025, FACT II Acquisition Corp., a Cayman Islands exempted company (“FACT”), and Precision Aerospace & Defense Group, Inc., a Florida corporation (“PAD”), issued a joint press release announcing the execution of a Business Combination Agreement, dated as of November 26, 2025 (the “Business Combination Agreement”), by and among FACT, FACT II Acquisition LLC, a Cayman Islands limited liability company, Patriot Merger Subsidiary, Inc., a Florida corporation and a direct, wholly-owned subsidiary of FACT (“Merger Sub”) and PAD and that PAD has entered into a non-binding indicative term sheet with BC Partners Advisors LP in connection with a potential credit facility and equity financing of up to an anticipated aggregate amount of $80 million (the “Potential Financing”) in connection with the Closing (as defined below).

The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, (i) FACT will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the FACT Amended and Restated Memorandum and Articles of Association, Section 388 of the Delaware General Corporation Law and Part XII of the Companies Act (As Revised) of the Cayman Islands (the “Domestication”); and (2) following the Domestication, Merger Sub will merge with and into PAD with PAD surviving the merger as a wholly-owned subsidiary of FACT (the “Merger”), in accordance with the Business Combination Agreement and the Florida Business Corporation Act. It is anticipated that PAD continue its corporate existence under its current name following the Merger. The Domestication, Merger, and other transactions contemplated by the Business Combination Agreement are collectively referred to as the “Business Combination,” and the consummation of the Merger is referred to as the “Closing.”

The Potential Financing is subject to numerous conditions, including, without limitation, the completion of due diligence and the execution and delivery of definitive documentation. There can be no assurance that any definitive agreement will be entered into in relation to the Potential Financing or that the Potential Financing will be completed on the terms described, or at all.

A copy of the joint press release is attached hereto as Exhibit 99.1.

The information required by Item 1.01, including a copy of the Business Combination Agreement and related transaction agreements, will be filed with the Securities and Exchange Commission (the “SEC”) in a separate Current Report on Form 8-K.

Additional Information and Where to Find It

In connection with the Business Combination, FACT and PAD intend to prepare and file with the SEC a registration statement on Form S-4 (as it may be amended, the “Registration Statement”), which will include a preliminary proxy statement of FACT and a preliminary prospectus with respect to the securities to be offered in the Business Combination. After the Registration Statement is declared effective, FACT will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of a record date to be established for voting on the Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the FACT shareholder meeting. This Current Report on Form 8-K (this “Current Report”) does not contain all of the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. FACT and PAD may also file other documents with the SEC regarding the Business Combination. FACT’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about FACT, PAD, and the Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to FACT II Acquisition Corp., 14 Wall Street, 20th Floor, New York, New York 10005.

Participants in the Solicitation

FACT, PAD, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from FACT’s shareholders in respect of the Business Combination and the other matters set forth in the Registration Statement. A list of the names of FACT’s directors and executive officers and a description of their interests in FACT is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of FACT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 27, 2025 and is available free of charge at the SEC’s website located at www.sec.gov or by directing a request to FACT II Acquisition Corp., 14 Wall Street, 20th Floor, New York, New York 10005. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination, or an offer to sell, or the solicitation of an offer to buy, any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Neither the SEC nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Business Combination contemplated hereby or determined that this Current Report is truthful or complete. Any representation to the contrary is a criminal offense.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this Current Report that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; the size and growth potential of the markets for PAD’s products and services; potential benefits of the Business Combination; future performance and anticipated financial impacts of the Business Combination; the satisfaction of the closing conditions of the Business Combination and any other transactions related to the Business Combination; expectations relating to the Business Combination, including the proceeds of the Business Combination, any financing related to the Business Combination and PAD’s expected cash runway and the timing of the Closing of the Business Combination. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of PAD’s and FACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of PAD and FACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination or any transaction or financing related to the Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to special purpose acquisition companies) that could adversely affect the combined company or the expected benefits of the Business Combination or any transaction or financing related to the Business Combination; the risk that the approval of the shareholders of FACT or any other condition to Closing is not obtained; failure to realize the anticipated benefits of the Business Combination; risks relating to any legal proceedings that may be instituted against FACT, the combined company or others following the announcement of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to PAD and the combined company; the ability to meet stock exchange listing standards following the consummation of the Business Combination; global economic and political conditions; the amount of redemption requests made by FACT’s public shareholders; and those factors discussed in documents that FACT has filed or will file with the SEC. Additional risks related to PAD’s business include, but are not limited to: the ability to negotiate definitive contractual arrangements with potential customers; the effects of competition on PAD’s future business; expectations regarding the timing of acquisitions and the performance of PAD’s current operating entities and acquisition targets, if such acquisitions are successfully completed; the occurrence of any event, change or other circumstances that could give rise to the termination of PAD’s ongoing acquisitions and potential acquisition targets; and the risk that the Business Combination disrupts current plans and operations of FACT or PAD as a result of the announcement and consummation of the Business Combination.

If any of these risks materialize or FACT’s or PAD’s expectations or assumptions prove to be incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FACT nor PAD presently know or that FACT and PAD currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FACT’s and PAD’s expectations, plans, or forecasts of future events and views as of the date of this Current Report and are qualified in their entirety by reference to the cautionary statements herein. FACT and PAD anticipate that subsequent events and developments will cause FACT’s and PAD’s assessments to change. These forward-looking statements should not be relied upon as representing FACT’s and PAD’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither FACT, PAD, nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated December 1, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FACT II ACQUISITION CORP.

Date: December 1, 2025	By:	/s/ Adam Gishen
		Name:	Adam Gishen
		Title:	Chief Executive Officer

4